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Attention: Mark Brunhofer
Bonnie Baynes

Re:	Mercury General Corporation

Form 10-K for the Fiscal Year ended December 31, 2023

File No. 001-12257

To the addressees set forth above:

This letter is being submitted on behalf of Mercury General Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance, Office of Crypto Assets, of the Securities and Exchange Commission, dated May 29, 2024 (the “Comment Letter”), with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

Notes to Consolidated Financial Statements

Note 12. Loss and Loss Adjustment Expense Reserves, page 85

1.	Please address the following regarding you automobile insurance loss development and payment tables:

•

Tell us whether these tables include both your personal and commercial automobile lines and represent to us that you will revise your disclosure in future filings to clarify. Otherwise, tell us where you make this disclosure in your filing.

•

Tell us your consideration for disaggregating bodily injury from material damage coverage in your tables. In this regard, we note that the majority of your 2023 direct written premium is private passenger automobile lines and we further note your disclosure in the last paragraph on page 65 that time can be a critical part of reserving determinations since the longer the span between the loss event and the settlement of the claim, the more variable the ultimate settlement amount could be and that short- tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail claims, such as those involving bodily injury coverages. In addition, we note the requirement in ASC 944-40-50-4H to not aggregate items that have significantly different characteristics. In your response, provide us the information that would be provided in separate tables for automobile bodily injury coverage and automobile material damages coverage, if available. If not available, tell us why it is not available given your ability to identify the percentage of total reserves attributed to bodily injury versus material damages coverages as disclosed on page 37.

July 2, 2024

Company’s Response:

In response to your first comment, our automobile insurance loss development and payment tables include both personal and commercial automobile lines. We will revise our disclosure in our future filings to make this clear by replacing “Automobile Insurance” in these tables with “Personal and Commercial Automobile Insurance.”

In response to your second comment, as noted on page 37 of our 2023 10-K, loss development on material damage reserves is generally insignificant because material damage claims are generally settled in a shorter period than bodily injury claims. However, the underlying loss frequency and loss severity trends, which are contributors to loss development, for material damage claims directionally follow those of bodily injury claims and the Company evaluates and manages its automobile business for all coverages combined, not on a disaggregated basis. In addition, as you point out in your comment, the percentage of total automobile reserves attributable to bodily injury claims, material damages, and loss adjustment expenses is approximately 70%, 10%, and 20%, respectively. In the context of total company reserves (rather than just automobile reserves alone), bodily injury, material damage and loss adjustment expense reserves are 50%, 5% and 12%, respectively. Given the relative insignificance of material damage reserves, the fact that the underlying drivers of development (loss frequency and loss severity) trend directionally in the same way as bodily injury losses do, and that the Company evaluates and manages the automobile business based on all coverages combined, we believe that disaggregation would not be meaningful or material in the context of our overall reserves and our consolidated financial statements. We also considered guidance in ASC 944-40-55-9B, which states:

“When selecting the type of category to use to aggregate or disaggregate disclosures, an insurance entity should consider how information about the insurance entity’s liability for unpaid claims and claim adjustment expenses has been presented for other purposes, including all of the following:

a. Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, statutory filings, or investor presentations)

b. Information regularly viewed by the chief operating decision maker for evaluating financial performance

c. Other information that is similar to the types of information identified in (a) and (b) and that is used by the insurance entity or users of the insurance entity’s financial statements to evaluate the insurance entity’s financial performance or make resource allocation decisions.”

We manage the private passenger and commercial automobile business lines at a business line level, and business decisions are made based on evaluation of the financial performance of each business line as a whole, rather than coverage level components of each business line. Further, disclosures of bodily injury and material damage claims are not presented outside the financial statements. As a result of these factors, we do not believe that presenting separate tables for bodily injury coverage and material damage coverage for private passenger and commercial automobile lines would provide meaningful information to readers of the financial statements to understand the amount, timing, and uncertainty of cash flows arising from our loss reserves.

The data required for presenting separate tables detailing ten years of historical information at points in time for all periods shown for separate incurred and paid loss and loss adjustment expense development tables as well as separate incurred loss duration distributions for automobile bodily injury coverage and automobile material damage coverage are not readily available. Extracting such detailed data needed for those tables from our system for the past 10 years would require a large undertaking and extensive time and effort, and obtaining such data at a reasonable time and cost would be impractical given its immateriality. We believe presenting the tables at private passenger and commercial automobile level is more meaningful for the reasons noted above.

2.

We note that in addition to your automobile insurance loss development and payment tables you provide separate tables for your homeowners insurance line. Please tell us why you do not provide tables for any of your other insurance lines and reference for us the authoritative literature you rely upon to support your position. In this regard, we note that your tables present:

July 2, 2024

•

About $59.1 million in favorable development ($34.5 million for automobile and $24.6 million for homeowners) in 2023 while your reserve rollforward on page 85 depicts consolidated favorable development of only $35.9 million. Although you disclose on page 85 that you experienced private passenger automobile and homeowner lines losses partially offset by unfavorable development in the commercial property line, the aggregate $23.2 million unfavorable difference between the total presented in the tables and the reserve rollforward appears significant to the overall $175.4 million net reserve at January 1, 2023 for all other short-duration lines and on the surface does not appear insignificant to an understanding of your business as contemplated in ASC 944-40-50-4H.

•

About $81.8 million in unfavorable development ($80.3 million for automobile and $1.5 million for homeowners) in 2022 while your reserve rollforward on page 85 depicts consolidated unfavorable development of only $47.3 million. Although you disclose on page 85 that the $47.3 million unfavorable development primarily relates to the automobile line, the aggregate $34.5 million favorable difference between the total presented in the tables and the reserve rollforward appears significant to the overall $148.4 million net reserve at January 1, 2022 for all other short-duration lines and on the surface does not appear insignificant to an understanding of your business as contemplated in ASC 944-40-50-4H. In addition, tell us your consideration for separately disclosing the existence and cause of the apparent $34.5 million in favorable development, and tell us the breakout of the $47.3 million of unfavorable development between the private passenger and commercial automobile components.

Company’s Response:

In addition to loss development and payment tables for our automobile insurance line, we provide separate tables for our homeowners insurance line but not for any of our other insurance lines that are considered not material. We have determined that lines of business representing less than 5% of companywide earned premiums and 5% of companywide incurred losses as not material (insignificant). We rely on the following accounting guidance and considerations.

ASC 944-40-50-4H states that “an insurance entity shall disclose the information required by paragraphs 944-40-50-4B through 50-4G in a manner that allows users to understand the amount, timing, and uncertainty of cash flows arising from the liabilities. An insurance entity shall aggregate or disaggregate the disclosures in paragraphs 944-40-50-4B through 50-4G so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics. An insurance entity need not provide disclosures about claims development for insignificant categories; however, balances for insignificant categories shall be included in the reconciliation required by paragraph 944-40-50-4C.”

According to 944-40-55-9B, “when selecting the type of category to use to aggregate or disaggregate disclosures, an insurance entity should consider how information about the insurance entity’s liability for unpaid claims and claim adjustment expenses has been presented for other purposes, including all of the following:

a. Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, statutory filings, or investor presentations)

b. Information regularly viewed by the chief operating decision maker for evaluating financial performance

c. Other information that is similar to the types of information identified in (a) and (b) and that is used by the insurance entity or users of the insurance entity’s financial statements to evaluate the insurance entity’s financial performance or make resource allocation decisions.”

Further, according to 944-40-55-9C, “examples of categories that might be appropriate include any of the following:

a. Type of coverage (for example, major product line)

b. Geography (for example, country or region)

c. Reportable segment as defined in Topic 280 on segment reporting

d. Market or type of customer (for example, personal or commercial lines of business)

e. Claim duration (for example, claims that have short settlement periods or claims that have long settlement periods).”

July 2, 2024

The disclosure of homeowners insurance as a separate category is based on a different coverage type compared to private passenger and commercial automobile insurance, as well as loss development patterns of homeowners insurance that are different than those of private passenger and commercial automobile insurance. In addition, our homeowners insurance accounted for approximately 24.5% of our total business based on direct written premiums in 2023. In contrast, all other insurance lines combined, excluding private passenger and commercial automobile insurance and homeowners insurance, accounted for only about 5.5% of the total business based on direct written premiums in 2023. The largest line among all other insurance lines, commercial property, accounted for only about 2.3% of the total business based on direct written premiums and 3.7% based on total incurred losses in 2023. Although losses for these other lines of insurance can occasionally fluctuate significantly, we consider the insurance lines in all other lines individually or as a whole to be “insignificant” based on premium volumes and incurred losses and include all other lines in the reconciliation as required by ASC 944-40-50-4C. In addition, none of our all other lines are identified as a separate reportable segment, which is part of disaggregation considerations noted in ASC 944-40-55-9B. As a result, we consider all other lines to be insignificant details that could obscure useful information, as described in ASC 944-40-50-4H, and hence do not view any of our all other lines as a separate category for purposes of disclosing separate incurred and paid loss development tables.

With regards to your comment on the aggregate $23.2 million unfavorable difference between the total presented in the tables and the reserve rollforward in 2023, the difference mainly consists of two factors: favorable development of approximately $19 million in unallocated loss adjustment expense reserves and unfavorable development of approximately $41 million in loss and allocated loss adjustment expense reserves of commercial property insurance line, which net to approximately $22 million unfavorable development. Given that the tables include only loss and allocated loss adjustment expenses, the $19 million of favorable development in unallocated loss adjustment expenses is a natural reconciling difference.

Our commercial property line, which accounted for only about 2.3% of our total business based on direct premiums written in 2023, accounted for about 3.7 % of total incurred losses in 2023 and about 6.5 % of total reserves at December 31, 2023. Our commercial property line has not experienced large amounts of adverse reserve development in recent periods prior to 2023 and the large development in 2023 was mostly caused by claims from older accident periods for “habitability” of multi family dwelling, exacerbated by aggressive attorneys and lifting of COVID eviction restrictions. The loss and allocated loss adjustment expense reserve development in commercial property line for the last five years was: $4 million unfavorable in 1999, $2 million favorable in 2020, $6 million unfavorable in 2021, $5 million unfavorable in 2022, and $41 million unfavorable in 2023. We do not believe that a rare spike in loss development in an insignificant insurance line necessitates a separate disclosure of the incurred and paid loss development tables for that insurance line. We believe the aggregation and disaggregation determinations should be based on overall evaluation of the criteria described in ASC 944-40-50-4H, 944-40-55-9B, and 944-40-55-9C. We believe that although loss development for our commercial property line has spiked in 2023, our commercial property line, when considering all criteria in ASC 944-40-50-4H, 944-40-55-9B and 944-40-55-9C as a whole as well as its business as a percentage of the total business, remains an insignificant category with respect to our overall business and total reserves. For a rare spike in loss reserve development for an insignificant business line, we believe that disclosure of such occurrence and further elaboration of the causes for the unexpected spike in loss development will help readers of the financial statements better understand the amount, timing, and uncertainty of cash flows arising from the liabilities, as in this case the historical payment or loss development patterns will not provide much useful information in understanding the one-off spikes in losses or loss development.

With regards to your comment on the aggregate $34.5 million favorable difference between the total presented in the tables and the reserve rollforward in 2022, the difference is mostly due to favorable development of approximately $32 million in unallocated loss adjustment expense reserves. As noted above, given that the tables do not include unallocated loss adjustment expenses, the $32 million of favorable development in unallocated loss adjustment expense reserves is a natural reconciling difference.

In response to your comment on disclosing separately the existence and cause of the $34.5 million in favorable development, we generally disclose overall loss development including unallocated loss adjustment expense reserves as part of explaining the changes in loss ratios year over year in the management’s discussion and analysis section of our periodic filings with the SEC. However, given that the incurred and paid loss development tables referenced in

July 2, 2024

this comment letter do not include unallocated loss adjustment expenses, we will disclose in future filings the existence of unallocated loss adjustment expense reserves and related reserve development not included in the tables, as well as any material loss reserves and loss development in any lines of insurance that are not disclosed in separate tables along with reasons for material loss development, in the same note to the financial statements that contains separate incurred and paid loss development tables to provide readers with additional useful and clarifying information.

In response to your comment on the breakout of the $47.3 million of unfavorable development in 2022 between the private passenger and commercial automobile components, our private passenger automobile insurance line experienced unfavorable development of approximately $44 million in 2022 and our commercial automobile insurance line experienced unfavorable development of approximately $4 million in the same year.

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Sincerely,

/S/ JULIAN T.H. KLEINDORFER
Julian T.H. Kleindorfer of
Latham & Watkins LLP

cc:	Theodore R. Stalick, Mercury General Corporation